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FOR IMMEDIATE RELEASE

Contacts:
Richard Skaare                     Dan Katcher / Judith Wilkinson
AMP Corporate Communication        Abernathy MacGregor Frank
717/592-2323                       212/371-5999

Doug Wilburne
AMP Investor Relations
717/592-4965

                        AMP BOARD OF DIRECTORS REJECTS
                       ALLIEDSIGNAL'S UNSOLICITED OFFER

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HARRISBURG, Pennsylvania (August 21, 1998) -- AMP Incorporated (NYSE: AMP)
announced today that its Board of Director, by unanimous vote of the directors present, has recommended that shareholders reject the unsolicited tender offer by AlliedSignal, Inc. (NYSE: ALD) for $44.50 in cash per share for all of the outstanding shares of AMP as not in the best interests of the Company, its shareholders, employees, customers, suppliers and other relevant constituencies.

In its recommendation to AMP shareholders, the Board cited, among other things:

- the Board's belief that the AlliedSignal offer is inadequate and does not reflect the inherent value of AMP as the world's largest supplier of electrical and electronic connectors;

- the Board's commitment to revitalizing AMP and its belief that the Company's stock price should increase significantly as the strategic initiatives announced in June, prior to the commencement of the AlliedSignal offer, start to take effect;

- the depressing effect the disruption in the Asian market has had on AMP and the trading price of its shares;

- the written opinion dated August 20, 1998 of Credit Suisse First Boston that the AlliedSignal offer is inadequate, from a financial point of view, to the holders of shares of AMP (other than AlliedSignal and its affiliates);


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- the lack of synergies between the respective businesses of AMP and
  AlliedSignal; and

- the numerous conditions to which the AlliedSignal offer is subject.

Accordingly, the Board recommends that AMP shareholders not tender their shares to AlliedSignal.

Robert Ripp, AMP's newly elected chairman and chief executive officer, said, "AlliedSignal has launched its offer at a time when AMP's business, like those of other companies similarly situated, is under pressure from a significant, but ultimately temporary, economic downturn in the Far East and, accordingly, when AMP's stock price was near the low point of the past twelve years. Moreover, AlliedSignal is seeking to move hurriedly before the positive impact of our fully designed profit improvement plan, which was recently put in place, can even begin to be felt. The offer is nothing more then than an attempt to buy AMP on the cheap. AlliedSignal's offer is more than 20% below AMP's peak price and 10% below our share price just a few months ago. It is clearly an opportunistic attempt to grab a world industry leader at a bargain price."

After an in-depth review of AlliedSignal's offer by financial advisor Credit Suisse First Boston and legal counsel Skadden, Arps, Slate, Meagher & Flom LLP, the Board weighed the offer against the expected benefits to AMP and its relevant constituencies, including shareholders, of the Company's profit improvement plan, which was first announced in June 1998, a month prior to the AlliedSignal offer. The plan is on track and 3500 employees are expected to leave the Company through a combination of early retirement, attrition and layoffs by year-end. Savings from those actions and others, combined with expected improvement in sales, should generate 11% operating margins in the fourth quarter, 13.5% operating margins in 1999 and 16.5% in 2000. Earnings per share are expected to be $2.30 in 1999 and approximately $3.00 in 2000.

"I intend aggressively to pursue the implementation of AMP's profit improvement initiatives, of which I am a principal architect," said Mr. Ripp. "I am sharply focused on enhancing the value of AMP for the benefit of all its stakeholders. AMP's business is best run by those who understand the industry and how to best meet customers' needs. All of us at AMP are committed to moving the Company further and faster to unlock its inherent value. I am confident that our plan will create greater value than AlliedSignal's low-ball bid for AMP and all of its constituencies in both the near and long-term. In addition, we have asked our advisors to explore additional ways to enhance shareholder value while we aggressively pursue our business strategy," he said.

AMP's profit improvement program during 1998 has included many actions to simplify, focus, and grow the business, including: eliminating unprofitable businesses such as the Connectware ATM business; announcing plans for selling the sensor and touch screen businesses; reorganizing the radio frequency coax connector business; closing and consolidating plants; expanding production in China and increasing capacity in the cable business through a joint venture in Asia/Pacific.

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Other initiatives include:

 . REDUCTIONS IN SUPPORT STAFF AND OUTSOURCING OF SUPPORT FUNCTIONS
AMP's support staff is being reduced by 3,500 worldwide though a combination of early retirement, attrition and layoffs. In addition, AMP will outsource certain support activities to allow the Company to focus resources on core businesses and provide flexibility to respond to fluctuations in product demand.

 . PLANT CLOSINGS AND CONSOLIDATIONS
The streamlining and consolidation of the Terminal and Connector operation, which represents the majority of AMP sales, will result in the closing of five plants in 1998. Additionally, AMP is stepping up activities to support the fast growing marketplace outside the United States by shifting production closer to customers, thereby reducing transportation and other costs, and relying on simpler, manual operations in each region for high-volume, quick turnaround orders.

 . SALES INITIATIVES
New customer-focused programs are being launched to make the ordering, pricing, and delivery system simpler and more responsive to customers. The programs, which will begin in the U.S., will be replicated in other regions of the world. These include 24-hour customer service and shipment on more than 10,000 widely used part numbers, simplified pricing and a larger sales force to improve account coverage and presence at customer facilities.

AMP also announced today that it is filing with the Securities and Exchange Commission, and will mail to shareholders, a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the Board's recommendation with respect to AlliedSignal's offer and the reasons therefor. Additional information with respect to the Board's decision to recommend that shareholders reject the AlliedSignal offer is contained in the Schedule 14D-9.

The Company also announced that the Board of Directors has authorized certain amendments to AMP's Shareholder Rights Plan to enhance the Company's ability to implement its profit improvement program. The amendments, which, among other things, will make the rights nonredeemable following a majority change of disinterested directors, in the Board of Directors, are described in the Company's Statement on Schedule 14D-9 being filed with the Securities and Exchange Commission. The Board of Directors also resolved not to adopt a new rights plan for a period of at least 6 months following the expiration of the existing plan on November 6, 1999, as a substantial portion of AMP's profit improvement plan is expected to have been implemented and the benefits reflected in the value of AMP.

Headquartered in Harrisburg, PA, AMP is the world's leading manufacturer of electrical, electronic, fiber-optic and wireless interconnection devices and systems. The Company has 48,300 employees in 53 countries serving customers in the automotive, computer, communications, consumer, industrial and power industries. AMP sales reached $5.75 billion in 1997.

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This press release contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created thereby. Such statements should be considered as subject to risks and uncertainties that exist in AMP's operations and business environment and could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the `Safe Harbor'" in AMP's Annual Report on Form 10K for the year ended December 31, 1997. In addition, the realization of the benefits anticipated from the strategic initiatives described above will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention has been distracted by the AlliedSignal offer and whose numbers will have been reduced as a result of these initiatives.

                                     # # #

AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management of AMP: Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations) and Mary Rakoczy (Manager, Shareholder Services). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

AMP has retained Credit Suisse First Boston Corporation ("CSFB") to act as its financial advisor in connection with the AlliedSignal Offer, for which CSFB will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. CSFB is an investment banking firm that provides a full range of financial services for institutional and individual clients. CSFB does not admit that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning CSFB. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In the normal course of its business, CSFB regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB and its associates having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of August 19, 1998, CSFB had a net long position of 124,466 shares of AMP common stock.